CUSIP NO. 705499-101                                          Page 1 of 13 Pages




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                               AMENDMENT NUMBER 3


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Peerless Manufacturing Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705499-101
                    ----------------------------------------
                                 (CUSIP Number)
                            Ceco Environmental Corp.
                        505 University Avenue, Ste. 1900
                         Toronto, Ontario CANADA M5G 1X3
------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               September 15, 2000

          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP NO. 705499-101                                          Page 2 of 13 Pages


                                 SCHEDULE 13D/A

================================================================================

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            CECO Environmental Corp.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/
                                                                      (b) / /
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
-----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
           PURSUANT TO ITEMS 2(d) OR 2(E)
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           New York
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   72,000 shares
  OWNED BY     |     | -------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     | -------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   72,000 shares
               |     | -------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------

CUSIP NO. 705499-101                                          Page 3 of 13 Pages


                                 SCHEDULE 13D/A

================================================================================

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Icarus Investment Corp.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/
                                                                      (b) / /
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
-----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
           PURSUANT TO ITEMS 2(d) OR 2(E)
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Canada
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |     | -------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   72,000
               |     | -------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |
               |     | -------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   72,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------

CUSIP NO. 705499-101                                          Page 4 of 13 Pages


                                 SCHEDULE 13D/A

================================================================================

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Phillip DeZwirek
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/
                                                                      (b) / /
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
-----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
           PURSUANT TO ITEMS 2(d) OR 2(E)
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Canadian Citizen
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   0
  OWNED BY     |     | -------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   72,000 shares
               |     | -------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   0
               |     | -------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   72,000 shares
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
------------------------------------------------------------------------------

CUSIP NO. 705499-101                                          Page 5 of 13 Pages


                                 SCHEDULE 13D/A

================================================================================

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Jason Louis DeZwirek
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/
                                                                      (b) / /
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
-----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
           PURSUANT TO ITEMS 2(d) OR 2(E)
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Canadian Citizen
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |     | -------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   72,000 shares
               |     | -------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |
               |     | -------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   72,000 shares
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
------------------------------------------------------------------------------

CUSIP NO. 705499-101                                          Page 6 of 13 Pages


                                 SCHEDULE 13D/A

================================================================================

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/
                                                                      (b) / /
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
-----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Canada
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |     | -------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   72,000
               |     | -------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |
               |     | -------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   72,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------

CUSIP NO. 705499-101                                          Page 7 of 13 Pages


                                 SCHEDULE 13D/A

================================================================================

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   IntroTech Investments, Inc.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/
                                                                      (b) / /
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
-----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
           PURSUANT TO ITEMS 2(d) OR 2(E)
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Canada
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |     | -------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   72,000 shares
               |     | -------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |
               |     | -------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   72,000 shares
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
          EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------

CUSIP NO. 705499-101                                          Page 8 of 13 Pages


                                 SCHEDULE 13-D/A
                                PEERLESS MFG. CO.
                               Amendment Number 3
                   Filed by CECO Environmental, Inc. ("CEC"),
                     Phillip DeZwirek, Jason Louis DeZwirek,
                       Icarus Investment Corp. ("Icarus"),
                  IntroTech Investments, Inc. ("IntroTech") and
    Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. ("Green Diamond")

Items 4 & 5 Inclusive for CECO Environmental Corp.

Item 4.           Purpose of Transaction:

                  CEC sold the common stock of the Issuer for purposes of decreasing its holdings in Issuer. CEC is currently holding stock of Issuer for investment purposes. CEC does not have an intent to acquire additional securities of the Issuer for purposes of acquiring the majority on all of the stock of Issuer.

Item 5.           Interest in Securities of the Issuer.


                  (a) CEC owns all of the 72,000 shares of Issuer directly, which is 4.9% of the outstanding common stock of Issuer.


                  (b) CEC has sole voting power and sole dispositive power with respect to such 72,000 shares of common stock of Issuer.

                  (c) In the past sixty days, CEC has made the following open market transactions in the Issuer's stock, all effectuated in its account at Taurus Capital Markets located in Toronto,
                  Ontario:


         Sales -  DATE - 2000               # OF SHARES           SHARE PRICE
                  -----------               -----------           -----------
                  07/12                     2,000                 $16.875
                  07/12                       400                 $17.000
                  07/12                       700                 $17.000
                  07/13                     1,000                 $16.750
                  07/14                       500                 $17.000
                  07/14                     1,000                 $16.875
                  07/14                     1,000                 $17.000
                  07/19                       500                 $16.750
                  07/24                       200                 $16.875
                  07/26                     1,000                 $16.812
                  07/26                     1,000                 $16.812
                  08/07                     2,000                 $16.375
                  08/14                     1,500                 $17.000
                  08/14                     1,500                 $17.000
                  08/15                     1,000                 $17.000
                  08/15                     1,000                 $17.000
                  08/16                     1,000                 $17.250
                  08/17                     1,000                 $17.250
                  08/18                     2,000                 $18.000
                  08/24                     1,500                 $18.000
                  08/29                       200                 $18.750
                  09/05                     1,100                 $18.750
                  09/05                       400                 $18.750
                  09/08                     1,000                 $19.000
                  09/08                     1,000                 $19.250
                  09/12                     1,000                 $19.500
                  09/12                     2,000                 $20.000
                  09/15                     4,000                 $22.500

                  (e) CECO ceased to be a beneficial owner of more than five, percent of the stock of Issuer as of September 15, 2000.

CUSIP NO. 705499-101                                          Page 9 of 13 Pages



Items 3 and 5 inclusive for Icarus Investment Corp.

Item 3.           Source and Amount of Funds or Other Considerations.


                  Icarus indirectly owns the 72,000 shares of Issuer owned by CEC by virtue of owning, directly and indirectly, 24.15% of the shares of CEC.


Item 5.           Interest in Securities of the Issuer.


                  (a) By virtue of owning 24.15% of the outstanding stock of CEC directly and indirectly (through its 50.1% ownership of Green Diamond), Icarus beneficially owns the 72,000 shares of common stock of Issuer owned by CEC, which is 4.9% of the outstanding shares of Issuer.

                  (b) By virtue of owning, directly and indirectly, 24.15% of the outstanding stock of CEC, Icarus has shared voting power and shared dispositive power with respect to the 72,000 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

                  (e) See CEC's response to Item 5(e) herein.



Items 3 and 5 Inclusive for Phillip DeZwirek.

Item 3.  Source and Amount of Other Considerations.

                  Mr. DeZwirek owns 50% of the outstanding stock of Icarus, 5,497 shares of common stock of CEC directly, and Warrants to purchase 1,750,000 shares of common stock of CEC. See CEC's and Icarus' responses to Item 3 herein.

Item 5.  Interest in Securities of the Issuer.


                  (a) By virtue of owning 36.74% of the outstanding stock of CEC (including the warrants to purchase 1,750,000 shares of common stock), Mr. DeZwirek beneficially owns the 72,000 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 24.15% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and owns 17.9% of the outstanding stock of CEC directly (including as outstanding the securities underlying the warrants to purchase 1,750,000 shares of common stock).

                  (b) Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 72,000 shares of common stock of Issuer owned by CEC as a result of his position as a director of CEC and by virtue of owning 36.74% of the outstanding stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,750,000 shares of common stock). Mr. DeZwirek owns shares of Issuer indirectly through his 50% ownership of Icarus (which entity owns 24.15% of the outstanding common stock of CEC directly and indirectly). Mr. DeZwirek also owns shares of Issuer common stock indirectly through his direct ownership of 17.9% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,750,000 of common stock). Mr. DeZwirek is the Chief Executive Officer and Chairman of the Board of Directors of CEC.

                  (e) See CEC's response to Item 5(e) herein.

CUSIP NO. 705499-101                                         Page 10 of 13 Pages


Item 5 Inclusive for Jason Louis DeZwirek.

Item 5.  Interest in Securities of the Issuer.


                  (a) By virtue of owning 42.24% of the stock of CEC, Mr. DeZwirek beneficially owns the 72,000 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns such outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and through his ownership of all the stock of IntroTech.

                  (b) By virtue of owning 42.24% of the stock of CEC, Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 72,000 shares of common stock of Issuer owned by CEC. This power applies to all of the share of Issuer owned indirectly by Mr. DeZwirek. Mr. DeZwirek owns those shares indirectly through his 50% ownership of Icarus (which entity owns 24.15% of the outstanding common stock of CEC directly and indirectly). Such powers are shared with the other shareholders of CEC.

                  (e) See CEC's response to Item 5(e) herein.


Items 3 and 5 Inclusive for IntroTech Investments, Inc.

Item 3.  Source and Amount of Funds or Other Considerations.


                  By virtue of IntroTech owning 19.89% of CEC, IntroTech beneficially owns the 72,000 shares of Issuer owned by CEC. See CEC's response to Item 3.


Item 5.  Interest in Securities of the Issuer.


                  (a) By virtue of IntroTech owning 19.89% of CEC, IntroTech beneficially owns the 72,000 shares of common stock of Issuer owned by CEC. IntroTech owns all of such shares indirectly through its direct ownership of common stock of CEC.

                  (b) By virtue of IntroTech owning 19.89% of CEC IntroTech has shared voting power and shared dispositive power with respect to the 72,000 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

                  (e) See CEC's response to Item 5(e) herein.


Items 3 and 5     Inclusive for Green Diamond

CUSIP NO. 705499-101                                         Page 11 of 13 Pages


Item 3.  Source and Amount of Funds or Other Considerations:


                  Green Diamond indirectly owns the 72,000 shares of Issuer by virtue of owning 9.05% of the shares of CEC (including as outstanding the shares of common stock underlying Green Diamond's warrants to purchase 800,000 shares of CEC). See CEC's response to Item 3. 50.1% of the shares of Green Diamond are owned by Icarus.


Item 5.  Interest in Securities of the Issuer.


                  (a) By virtue of owning 9.05% of the outstanding stock of CEC (including its warrants to purchase 800,000 shares of common stock), Green Diamond beneficially owns the 72,000 shares of common stock of Issuer owned by CEC. Green Diamond owns all of such shares indirectly through its direct ownership of warrants to purchase 800,000 shares of the common stock of CEC.

                  (b) By virtue of owning 9.05% of the outstanding stock of CEC, Green Diamond has shared voting power and shared dispositive power with respect to the 72,000 shares of common stock of Issuer. Such powers are shared with the other shareholders of CEC.

                  (e) See CEC's response to Item 5(e) herein.

CUSIP NO. 705499-101                                         Page 12 of 13 Pages


Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, and undersigned certify that the information set forth in this statement is true.

October 2, 2000

                                          CECO ENVIRONMENTAL CORP.

                                          By:   /s/ Phillip DeZwirek
                                             --------------------------
                                                Phillip DeZwirek
                                                Chief Executive Officer

                                          ICARUS INVESTMENT CORP.

                                          By:   /s/ Phillip DeZwirek
                                             --------------------------
                                                Phillip DeZwirek
                                                Chief Executive Officer


                                              /s/ Phillip DeZwirek
                                          -----------------------------
                                          Phillip DeZwirek


                                             /s/ Jason Louis DeZwirek
                                          -----------------------------
                                          Jason Louis DeZwirek


                                          INTROTECH INVESTMENTS, INC.

                                          By: /s/ Jason Louis DeZwirek
                                             --------------------------
                                                  Jason Louis DeZwirek
                                                  Chief Executive Officer

                                          CAN-MED TECHNOLOGY, INC. D/B/A GREEN
                                          DIAMOND OIL CORP.

                                          By: /s/ Phillip DeZwirek
                                             --------------------------
                                                 Phillip DeZwirek
                                                 Chief Executive Officer

CUSIP NO. 705499-101                                         Page 13 of 13 Pages


                   EXHIBIT TO AMENDMENT NO. 3 TO SCHEDULE 13D
                                       OF
                            CECO ENVIRONMENTAL, INC.
                             ICARUS INVESTMENT CORP.
                                PHILLIP DEZWIREK
                           INTROTECH INVESTMENTS, INC.
                              JASON LOUIS DEZWIREK
                                       AND
             CAN-MED TECHNOLOGY, INC. D/B/A GREEN DIAMOND OIL CORP.
                             JOINT FILING AGREEMENT


         CECO Environmental, Inc. ("CEC"), Icarus Investment Corp. ("Icarus"), Phillip DeZwirek ("DeZwirek"), IntroTech Investments, Inc. ("IntroTech"), Jason Louis DeZwirek ("JLD") and Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. ("Green Diamond") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of CECO, Icarus, DeZwirek, IntroTech, JLD and Green Diamond and that any amendments to this Schedule 13D may be filed on behalf of CEC, Icarus, IntroTech, DeZwirek, JLD and Green Diamond.

                                      CECO ENVIRONMENTAL, CORP.

                                      By:    /s/ Phillip DeZwirek
                                         ------------------------------
                                               Phillip DeZwirek
                                               Chief Executive Officer


                                      ICARUS INVESTMENT CORP.

                                      By:   /s/ Phillip DeZwirek
                                         ------------------------------
                                      Phillip DeZwirek
                                               Chief Executive Officer



                                           /s/ Phillip DeZwirek
                                      ---------------------------------
                                      Phillip DeZwirek



                                       /s/ Jason Louis DeZwirek
                                      ---------------------------------
                                      Jason Louis DeZwirek


                                      INTROTECH INVESTMENTS, INC.

                                      By: /s/ Jason Louis DeZwirek
                                         ------------------------------
                                              Jason Louis DeZwirek
                                              Chief Executive Officer

                                      CAN-MED TECHNOLOGY, INC. D/B/A GREEN
                                      DIAMOND OIL CORP.

                                      By: /s/ Phillip DeZwirek
                                         -----------------------------
                                              Phillip DeZwirek
                                              Chief Executive Officer